Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 2, 2018

Edward M. Kelly

Division of Corporation Finance Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chardan Healthcare Acquisition Corp. Draft Registration Statement on Form S-1 Filed on September 26, 2018 CIK No. 0001739174

Dear Ms. Timmons-Pierce:

On behalf of our client, Chardan Healthcare Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 23, 2018 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Edward M. Kelly November 2, 2018 Page 2

General

1.	Please supplementally provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response: The Company’s auditor believes that the reference to generally accepted auditing standards (“GAAS”) in their opinion on the financial statements is appropriate under the circumstances because they have concluded that this audit is not yet within the jurisdiction of the PCAOB. An audit is subject to the jurisdiction of the PCAOB if the audit is of an issuer or a non-issuer broker-dealer registered with the SEC. PCAOB Rule 1001(i)(iii) defines an “issuer” as “an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.” The Company’s auditor has concluded that the Company does not meet the definition of an issuer until such time as the registration statement is filed publicly; accordingly the auditor believes the reference to GAAP is appropriate under the circumstances. According to paragraph 43 of SAS 131 “When conducting an audit of financial statements in accordance with the standards of the PCAOB and the audit is not within the jurisdiction of the PCAOB, the auditor is required to also conduct the audit in accordance with GAAS. In such circumstances, when the auditor refers to the standards of the PCAOB in addition to GAAS in the auditor’s report, the auditor should use the form of report required by the standards of the PCAOB, amended to state that the audit was also conducted in accordance with GAAS.” The Company’s auditor has concluded that only after the registration statement is publicly filed will their audit be under the jurisdiction of the PCAOB.

Edward M. Kelly November 2, 2018 Page 3

Recent Sales of Unregistered Securities, page II-4

3.	Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response: The disclosure on Pages II-4 and II-5 the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner